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New York, NY 10022

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+1 212 446 4800

www.kirkland.com

May 31, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Stephany Yang, Anne McConnell, Erin Donahue and Evan Ewing

Re:	WEBTOON Entertainment Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted May 10, 2024

CIK No. 0001997859

On behalf of our client, WEBTOON Entertainment Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated May 21, 2024, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 3 to Draft Registration Statement on Form S-1, confidentially submitted by the Company on May 10, 2024 (the “Draft Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

Concurrent with the submission of this letter, we are publicly filing the Registration Statement on Form S-1 (the “Registration Statement”) in response to the Staff’s comments. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form S-1

Summary Consolidated Financial and Other Data, page 23

1.	Staff’s comment: We note your Income before income tax for the three months ended March 31, 2024 is presented as a loss. Please revise the table to correct this inconsistency.

Response: The Company has revised its disclosure on page 23 of the Registration Statement to address the Staff’s comment.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Miami Munich Paris Riyadh Salt Lake City Shanghai Washington, D.C.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Overview, page 82

2.	Staff’s comment: Please clarify or correct the inconsistent dates in the last sentence of the first paragraph under Overview.

Response: The Company has revised its disclosure on pages 1, 83 and 124 of the Registration Statement to address the Staff’s comment.

How We Generate Revenue

Paid Content, page 84

3.

Staff’s comment: We note disclosures under Paid Content that “content is purchased by users with Coins which can be exchanged for access to content that is behind a paywall or received by them for free during in-app promotional events” and that “users may receive up to a certain number of Daily Passes for free each day”. Please clarify or confirm that Coins and Daily Passes received for free are not included in Paid Content or explain to us if and how they are included.

Response: The Company respectfully informs the Staff that Paid Content revenue is not recognized from content consumed on the Company’s platform using free Coins and free Daily Passes. The Company has revised its disclosure on page 85 of the Registration Statement to address the Staff’s comment.

Our Financial Model, page 85

4.

Staff’s comment: We note you now present non-GAAP financial measures you identify as Contribution Profit (Loss) and Contribution Margin. You indicate the measures reflect direct expenses associated with generating revenue and exclude cost of revenue, other than the creator revenue share and third-party payment fees, that are included in GAAP gross profit. Please address the following:

•

Based on your disclosure on page 113, the costs you exclude from GAAP gross profit to calculate these non-GAAP financial measures are “cost of revenue other than creator revenue share and third-party payment fees, such as payroll and related personnel expenses related to content acquisition, licensing and production”.

•

You present Contribution Margin in a graphic presentation without presenting the most directly comparable GAAP measure, gross profit margin, with equal or greater prominence. It is not clear how you determined your presentation complies with the guidance in Question 102.10(a) of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company has revised its disclosure on pages iii, 25, 86,109 and 113 of the Registration Statement to address the Staff’s comments.

Audited Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Basis of Presentation, page F-8

5.

Staff’s comment: We note your disclosure regarding the revisions to your statement of cash flows for the year ended December 31, 2023. Please explain to us how you considered the presentation and disclosure requirements of ASC 250-10 in assessing the errors.

Response: The Company considered the guidance relating to materiality included in ASC 250-10, together with principles set forth in the Commission’s Staff Accounting Bulletin Nos. 99 and 108 as well Paul Munter’s statement titled The Statement of Cash Flows: Improving the Quality of Cash Flow Information Provided to Investors released on December 4, 2023, in assessing the relevant factors to determine the materiality of the errors relating to the presentation of the statement of cash flows. The Company considered relevant facts and circumstances to evaluate the total mix of information and determined that the errors are not material to a reasonable investor (although we note that the previously issued financial statements have not been shared with any investors, outside of closely held investors that are on the Board). In addition to determining that the errors were not quantitatively material, the Company also considered qualitative factors and noted that errors impacting Net cash provided by (used in) operating activities, Net cash used in investing activities and Net cash provided by (used in) financing activities did not change the direction of any cash flows, did not impact key performance metrics for the Company or for its investors, did not impact any management incentive programs or any other key performance metrics and did not have any impact on earnings which is the primary metric used to assess the performance of the Company based on its current stage of maturity. In consideration of the Staff’s comment, the Company has added a sentence on page F-9 of the Registration Statement to the disclosure in Note 1 to the audited financial statements for the year ended December 31, 2023 with regard to the Company’s assessment of the materiality associated with the revisions.

Unaudited Financial Statements

General, page F-74

6.

Staff’s comment: Please provide the subsequent event disclosures, including the date through with subsequent events were evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued, required by ASC 855-10-50-1.

Response: The Company has revised its disclosure on page F-87 of the Registration Statement to address the Staff’s comments.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Michael Kim by telephone at (212) 446-4746 or by email at michael.kim@kirkland.com or Joshua N. Korff by telephone at (212) 446-4943 or by email at joshua.korff@kirkland.com.

Sincerely,

/s/ Michael Kim
Michael Kim

VIA E-MAIL

cc:	Junkoo Kim

David Lee

WEBTOON Entertainment Inc.

Michael Kaplan

Dan Gibbons

Judah Bareli

Davis Polk & Wardwell LLP